

August 28, 2024

Richard Chin
Chief Executive Officer
SK Growth Opportunities Corp
228 Park Avenue S #96693
New York, NY 10003

> **Re: SK Growth Opportunities Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 9, 2024**
> **File No. 001-41432**

Dear Richard Chin:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Lianna Whittleton, Esq.